UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699, as modified by an order issued on December 6, 2002, Release No. 35-27612 in File No. 70-10063 (collectively, the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The SEC issued an additional order, Release No. 35-27638 in File Nos. 70-10097 and 70-9699 on January 14, 2003, as
modified by an order issued on April 16, 2003, Release No. 35- 27667 in File No. 70-10097, that required KeySpan to include in such Rule 24 Certificates certain disclosures concerning transactions involving KeySpan's subsidiary, Northeast Gas Markets LLC ("NEGM"), as authorized by that order. The required certificate is set forth below (as an attachment) for the period July 1, 2003 through September 30, 2003.


                                                   Respectfully submitted,



                                                By: /s/Alfred C. Bereche
                                                   -------------------------
                                                   Alfred C. Bereche
                                                   Assistant General Counsel

Dated: November 26, 2003

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                        QUARTER ENDED SEPTEMBER 30, 2003


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:


                                                Shares Issued           Average Market            Average Issuance
                                                  During the           Price at Issuance                Price
                                                   Quarter
-------------------------------------------------------------------------------------------------------------------------
EDSPP                                              85,443                  $33.3280                   $29.9960
EDSPP Reinvested                                   12,014                  $33.7150                   $30.3440
                                           --------------
Total EDSPP Shares Issued                          97,457                   --                         --

DRIP                                               76,177                  $34.2819                   $34.2819
DRIP Reinvested                                   170,761                  $33.7150                   $33.7150
                                           --------------
Total DRIP Shares Issued                          246,938                   --                         --

401k*                                             177,761                  $34.1622                   $34.1622

Stock Options (Exercised)                           5,555                  $34.9658                   $26.3100

TOTAL                                             527,711                   --                         --
------------------------------------------------------------------ ----------------------------------------------------

Average Daily Closing KeySpan Stock Price for the Quarter:                                         $   34.3255
                                                                                            ---------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.


     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:
          Total Stock Options granted during quarter: None
          Total exercisable (vested) Stock Options outstanding at quarter end: 5,555,478
               ---------

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                    Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

           Answer:


        Beneficiary of                                          Incremental           Total
         Guarantee or                                             Amount              Amount             Terms
       Letter of Credit                 Purpose                   ($000)              ($000)             (Date)
       ----------------                 -------                   ------              ------             ------


----------------------------------------------------------------------------------------------------------------------
        Morgan Stanley           Supports purchases of             5,000               5,000           7/14/03 -
        Capital Group            natural gas and other                                                 12/31/03
                                 petroleum products
----------------------------------------------------------------------------------------------------------------------
         Iroquois Gas            Supports purchases of            11,000              11,000           9/26/03 -
         Transmission            natural gas and other                                                 9/26/04
                                 petroleum products
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


     (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

          Answer: None.


     (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: None.

     (h) The market-to-book ratio of KeySpan's common stock.

          Answer: 1.56*

----------------------
* Closing price as of September 30, 2003 ($35.08) / Book Value ($22.48)

     (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

          Answer: None.


     (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer:

Name of Entity                                        Date of Filing                 File Number
--------------                                        --------------                 -----------
KeySpan Energy Canada Partnership                    September 5, 2003                040-00539

KeySpan Energy Facilities Limited                    September 5, 2003                040-00539


     (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:


                                                                Outstanding
                                                                     at                                  Average
                                        Issuance                 Month End            Average            Maturity
                                         ($000)                    ($000)              Yield             (in days)
                                         ------                    ------              -----             ---------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
JULY                                     177,100                  447,900              1.21%               80.2
------------------------------------------------------------------------------------------------------------------------
AUGUST                                   332,900                  575,500              1.18%               81.6
------------------------------------------------------------------------------------------------------------------------
SEPTEMBER                                355,500                  644,400              1.15%               62.6
------------------------------------------------------------------------------------------------------------------------


     (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: None.

     (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

     (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (p) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority. In addition, a computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto.

     (q) With respect to NEGM, (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer:  See Appendix D hereto (filed confidentially).

                                                                      APPENDIX A

Capital Structure at 9/30/03
                                      Consolidated                        Essex Gas Company

                                                    Percent of                             Percent of
                           Thousands of Dollars       Total       Thousands of Dollars       Total
                           ----------------------------------     ---------------------------------
Common Stock                         3,482,456        37.69%                   60,383       32.19%
Retained Earnings                      557,121         6.03%                    9,175        4.89%
Other Comprehensive Income             (68,101)       (0.74)%                    (183)      (0.10)%
Treasury Stock                        (398,190)       (4.31)%                       -        0.00%
                           ----------------------------------     ---------------------------------
    Total Common Equity              3,573,285        38.67%                   69,375       36.98%
Preferred Stock                         83,697         0.91%                        -        0.00%
Commercial Paper                       644,400         6.97%                                 0.00%
Long-term Debt                       4,938,840        53.45%                   18,202        9.70%
Intercompany Long term Debt                  -         0.00%                  100,000       53.31%
                           ----------------------------------     ---------------------------------
Total Capitalization                 9,240,222       100.00%                  187,577      100.00%
                           ==================================     =================================

Equity Ratio                             38.67%                                 36.98%

                                Colonial Gas Company                     Boston Gas Company

                                                  Percent of                             Percent of
                           Thousands of Dollars     Total          Thousands of Dollars    Total
                           -------------------------------         ------------------------------
Common Stock                           269,429     41.56%                     611,897     36.88%
Retained Earnings                        6,488      1.00%                     (26,532)    (1.60)%
Other Comprehensive Income              (2,055)    (0.32)%                     (9,823)    (0.59)%
Treasury Stock                               -      0.00%                           -      0.00%
                           -------------------------------         ------------------------------
    Total Common Equity                273,862     42.25%                     575,542     34.69%
Preferred Stock                              -      0.00%                           -      0.00%
Commercial Paper                                    0.00%                                  0.00%
Long-term Debt                         105,216     16.23%                     223,403     13.47%
Intercompany Long term Debt            269,152     41.52%                     860,019     51.84%
                           -------------------------------         ------------------------------
Total Capitalization                   648,230    100.00%                   1,658,964    100.00%
                           ===============================         ==============================

Equity Ratio                             42.25%                                 34.69%

Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

     Equity Ratio = 1 - Debt Ratio (defined below)

     Debt Ratio = (Debt + Preferred Stock)/Total Capitalization

     Debt (includes Long term, current maturities & commercial paper)

     Total Capitalization (includes Common + Preferred + Debt as defined above)



                                       5




                                 KeySpan Generation LLC              EnergyNorth Natural Gas Inc

                                                    Percent of                            Percent of
                           Thousands of Dollars       Total       Thousands of Dollars       Total
                           ----------------------------------     ---------------------------------
Common Stock                           192,064        34.39%                  223,653       88.84%
Retained Earnings                       48,357         8.66%                  (67,915)     (26.98)%
Other Comprehensive Income                   -         0.00%                     (934)      (0.37)%
Treasury Stock                               -         0.00%                        -        0.00%
                           ----------------------------------     ---------------------------------
    Total Common Equity                240,421        43.05%                  154,804       61.50%
Preferred Stock                              -         0.00%                        -        0.00%
Long-term Debt                          64,006        11.46%                   40,625       16.14%
Intercompany Long term Debt            253,986        45.48%                   56,305       22.37%
                           ----------------------------------     ---------------------------------
Total Capitalization                   558,413       100.00%                  251,734      100.00%
                           ==================================     =================================

Equity Ratio                             43.05%                                 61.50%

                            The Brooklyn Union Gas Company          KeySpan Gas East Corporation

                                                 Percent of                              Percent of
                           Thousands of Dollars    Total           Thousands of Dollars    Total
                           -------------------------------         ------------------------------
Common Stock                           470,687     30.40%                     532,862     35.10%
Retained Earnings                      444,489     28.71%                     194,317     12.80%
Other Comprehensive Income             (12,543)    (0.81)%                    (32,318)    (2.13)%
Treasury Stock                               -      0.00%                           -      0.00%
                           -------------------------------         ------------------------------
    Total Common Equity                902,633     58.30%                     694,861     45.77%
Preferred Stock                              -      0.00%                           -      0.00%
Long-term Debt                         645,721     41.70%                     525,000     34.58%
Intercompany Long term Debt                  -      0.00%                     298,267     19.65%
                           -------------------------------         ------------------------------
Total Capitalization                 1,548,354    100.00%                   1,518,128    100.00%
                           ===============================         ==============================

Equity Ratio                             58.30%                                 45.77%

Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

     Equity Ratio = 1 - Debt Ratio (defined below)

     Debt Ratio = (Debt + Preferred Stock)/Total Capitalization

     Debt (includes Long term, current maturities & commercial paper)

     Total Capitalization (includes Common + Preferred + Debt as defined above)

                                                                      APPENDIX B
Retained Earnings Analysis - for the Quarter ended September 30, 2003
---------------------------------------------------------------------

                                                                        The Brooklyn Union        KeySpan Gas East
                                               Consolidated                Gas Company            Corporation

                                               Thousands of               Thousands of           Thousands of
                                                 Dollars                     Dollars                Dollars
                                        --------------------------     -------------------   ---------------------
Retained Earnings at 7/1/03                               616,740                 458,217                 196,101
Earnings                                                   12,584                 (13,369)                 (1,781)
Equity Earnings adjustment                                      -                       -                       -
Common Dividends                                          (70,743)                      -                       -
Preferred Dividends                                        (1,461)                      -                       -
Other                                                           1                       1                      (3)
                                        --------------------------     -------------------   ---------------------
Retained Earnings at 9/30/03                              557,121                 444,849                 194,317
                                        ==========================     ===================   =====================

Consolidated Retained Earnings*                           605,332


                                  KeySpan Energy                KeySpan
                                    Corporation              Generation LLC

                                   Thousands of               Thousands of
                                      Dollars                   Dollars
                               ---------------------    ------------------------
Retained Earnings at 7/1/03                 768,551                      39,659
Earnings                                      9,306                       8,697
Equity Earnings adjustment                        -                           -
Common Dividends                                  -                           -
Preferred Dividends                               -                           -
Other                                            (1)                          1
                               ---------------------    ------------------------
Retained Earnings at 9/30/03                777,856                      48,357
                               =====================    ========================

                                        EnergyNorth Natural Gas Inc     Boston Gas Company     Essex Gas Company

                                               Thousands of               Thousands of           Thousands of
                                                 Dollars                     Dollars                Dollars
                                        --------------------------     -------------------   ---------------------
Retained Earnings at 7/1/03                               (65,531)                 (3,498)                 10,568
Earnings                                                   (2,383)                (22,972)                 (1,394)
Equity Earnings adjustment                                      -                       -                       -
Common Dividends                                                -                       -                       -
Preferred Dividends                                             -                     (60)                      -
Other                                                          (1)                     (2)                      1
                                        --------------------------     -------------------   ---------------------
Retained Earnings at 9/30/03                              (67,915)                (26,532)                  9,175
                                        ==========================     ===================   =====================

                            Colonial Gas Company     KeySpan New England LLC

                                Thousands of               Thousands of
                                   Dollars                   Dollars
                            ---------------------    ------------------------
Retained Earnings at 7/1/03               13,394                     233,613
Earnings                                  (6,906)                    (33,643)
Equity Earnings adjustment                     -                           -
Common Dividends                               -                           -
Preferred Dividends                            -                           -
Other                                          -                         120
                            ---------------------    ------------------------
Retained Earnings at 9/30/03               6,488                     200,090
                            =====================    ========================


* Consolidated Retained Earnings, in accordance with Rule 53(a), is defined as the average of the consolidated retained earnings of the registered holding company as reported for the four most recent quarterly periods.

                                                                     APPENDIX C


Investments in EWGs and FUCOs at 9/30/03
----------------------------------------
(000)

                                                                    $ Thousands
                                                                 ------------------
Investment
       KeySpan-Ravenswood, LLC                                             814,613
       Finsa Energeticos, S. de R.L. de C.V.                                     -
       Phoenix Natural Gas Limited                                          59,286
       KeySpan-Glenwood Energy Center, LLC                                  94,322
       KeySpan-Port Jefferson Energy Center, LLC                           104,361
                                                                 ------------------
       Total Current Investments                                         1,072,582    A

Authorized Investment                                                    2,200,000    B

Total Capitalization                                                     8,584,405    D
Net Utility Plant                                                        5,702,633    E
Consolidated Assets                                                     13,000,048    F
Common Equity Market Value                                               5,577,155    G
Consolidated Retained Earnings                                             605,332

Percentages
       Current Investments to Authorization                                  48.75%   A/B
       Current Investments to Total Capitalization                           12.49%   A/D
       Current Investments to Net Utility Plant                              18.81%   A/E
       Current Investments to Consolidated Assets                             8.25%   A/F
       Current Investments to Common Equity Market Value                     19.23%   A/G

       Remaining Authorized Investment - Thousands of Dollars            1,127,418

                                                                     APPENDIX D





                  (Filed confidentially pursuant to Rule 104)